Exhibit (a)(13)

              HARNISCHFEGER INDUSTRIES RESPONDS TO GIDDINGS & LEWIS


         MILWAUKEE--May 13--Harnischfeger Industries, Inc. (NYSE: HPH) sent this letter to Giddings & Lewis (Nasdaq: GIDL) today:

         Mr. Marvin L. Isles
         President and Chief Executive Officer
         Giddings & Lewis, Inc.
         P.O. Box 590
         142 Doty Street
         Fond du Lac, WI  54936-0590

         Dear Marv:

              I am comforted, if not by their actions of late, by your assurance that your Board of Directors continues to act in the best interests of Giddings & Lewis stockholders, since we are G&L stockholders.

              Frankly, I cannot understand how providing Harnischfeger Industries, the only single party to make a firm public offer, the requested information is anything but beneficial to all G&L stockholders. If a public auction is your desire, is it not better that all participants are equally informed.

              You have stated that we "demanded" you terminate your "review of strategic alternatives." This is not the case. We do note that you have been reviewing these alternatives with advisors since March 7, 1997. When may the stockholders of G&L know the outcome of these deliberations?

              Meanwhile, we remain immediately available to bring this problematic process to a satisfactory conclusion for all stockholders.

         Sincerely,

         Jeffery T. Grade
         Chairman and Chief Executive Officer
         Harnischfeger Industries, Inc.